Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-02

May 12, 2022

NSTAR Electric Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	NSTAR Electric Company doing business as Eversource Energy
Security:	$450,000,000 4.55% Debentures due 2052
Principal Amount:	$450,000,000
Maturity Date:	June 1, 2052
Coupon:	4.55%
Benchmark Treasury:	1.875% due November 15, 2051
Benchmark Treasury Price / Yield:	77-24+ / 3.019%
Spread to Benchmark Treasury:	157 basis points
Yield to Maturity:	4.589%
Price to Public:	99.366%
Interest Payment Dates:	Semi-annually June 1 and December 1 of each year, commencing December 1, 2022
Redemption Provisions:	Make-whole call at any time prior to December 1, 2051 (six months prior to the Maturity Date) at a discount rate of Treasury plus 25 basis points and on or after such date at par
Trade Date:	May 12, 2022
Settlement Date*:	May 17, 2022 (T+3)
CUSIP / ISIN:	67021C AS6 / US67021CAS61
Expected Ratings**:	A1 (Moody’s); A (S&P); A+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC
BofA Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Manager:	Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the Securities initially will settle T+3 (on May 17, 2022) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade Securities prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; calling BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864; contacting BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.